SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 23/15

Renegotiation of Hydrologic Risk

Companhia Paranaense de Energia - Copel, pursuant to CVM Instruction 358/2002, hereby informs its shareholders and the market in general that, as envisaged in Law 13203 of December 8, 2015, and Normative Resolution 684 of December 11, 2015, Copel Geração e Transmissão S.A filed, with the Brazilian Electricity Regulatory Agency – Aneel, the requirement to adhere to the renegotiation of Hydrologic Risk – GSF (Generation Scaling Factor) for HPP Mauá (197.6 average MW), an undertaking belonging to Consórcio Energético Cruzeiro do Sul (51% Copel GeT and 49% Eletrosul), and for the Energy Reallocation Mechanism (MRE) plants associated with compliance with the Energy Purchase Agreements in the Regulated Market (CCEAR) valid between 2009 and 2016, corresponding to 227 average MW. The entire request totals 327.8 average MW in the regulated market, representing 16.6% of Copel GeT’s physical guarantee.

In addition, the Company voted in favor of the renegotiation of hydrologic risk within the scope of the regulated market of the HPPs Santa Clara (69.6 average MW) and Fundão (65.8 average MW) belonging to Centrais Elétricas do Rio Jordão – Elejor (70% Copel and 30% Paineiras Participações).

Copel GeT’s requirement and the favorable vote for Elejor includes adherence to the SP100 product, through which the generator transfers its entire hydrologic risk and secondary energy to the Centralized Account for Tariff Flag Funds – CCRBT.

The Company is awaiting Aneel’s approval and will keep the market informed of further developments regarding this matter.

Curitiba, December 23, 2015.

Gilberto Mendes Fernandes
Chief Corporate Management Officer interim as Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.